Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            Claude Resources Inc. Intends to Sell Remaining Oil & Natural Gas
            Assets

            "Furthers Corporate Strategy of Monetizing Non-Core Assets"

            Trading Symbols
            TSX - CRJ
            NYSE Amex - CGR

            SASKATOON, March 19 /CNW/ - Claude Resources Inc. ("Claude" or the
"Company") today announced that it is putting its remaining oil and natural gas interests on the market as it further executes its corporate strategy of monetizing non-core assets.
            Significant properties, which are situated in Alberta, include the following:

            <<
            -   A 1.82% working interest in the Nipisi Gilwood Unit No. 1 located 110 kilometres northwest of Edmonton, Alberta; and
            -   A 6.29% working interest in wells near Zama, Alberta.
            >>

            The sale of the Company's remaining oil and natural gas assets is once again being brokered through Ted Renner of Kiora Resources
(propertyproducing(at)me.com or 519-377-5360). A detailed property list can be obtained from Mr. Renner.
            Following advertisement of the properties and extensive industry contact with potential purchasers, negotiations will be conducted with the most interested parties with the intent of obtaining secure binding proposals by mid-May.

            Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 880,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

            CAUTION REGARDING FORWARD-LOOKING INFORMATION

            This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could",
"will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the
Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the
Canadian securities regulatory authorities, including the Company's Annual
Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

            %SEDAR: 00000498E %CIK: 0001173924

            /For further information: Neil McMillan, President & CEO, Phone: (306)
668-7505 or Marc Lepage, Investor Relations, Phone: (306) 668-7501, Email:
ir(at)clauderesources.com, Website: www.clauderesources.com/
            (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 11:16e 19-MAR-10